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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )*

Rockwell Diamonds Inc. (Name of Issuer)
Common Shares (Title of Class of Securities)
77434W103 (CUSIP Number of Class of Securities)
Greg Radke 12 Castle Street St. Helier, Jersey Channel Islands JE2 3RT (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:

Andrew Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Fax: 212-492-0078	D'Arcy Nordick Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, ON, M5L 1B9 Fax: 416-947-0866
August 29, 2008 (Date of Event which Requires Filing Statement on Schedule 13D)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.            77434W103

(1)	Name of Reporting Person Pala Investments Holdings Limited S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds WC (see Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares	(7)	Sole Voting Power 48,543,900
Beneficially
Owned by Each	(8)	Shared Voting Power -0-
Reporting
Person With	(9)	Sole Dispositive Power 48,543,900

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 48,543,900

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 19.93%(1)

(14)	Type of Reporting Person CO

(1)  The calculation of this percentage is based on the sum of: (i) 238,041,569 Common Shares outstanding, as reported in Rockwell Diamonds Inc.'s interim financial statements for the three month period ended May 31, 2008; and (ii) includes 5,577,000 Common Shares of which Pala Investments Holdings Limited may acquire beneficial ownership through the exercise of Common Share purchase warrants of the Company.

CUSIP No.            77434W103

(1)	Name of Reporting Person Vladimir Iorich S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds AF (see Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Germany

Number of Shares	(7)	Sole Voting Power 48,543,900
Beneficially
Owned by Each	(8)	Shared Voting Power -0-
Reporting
Person With	(9)	Sole Dispositive Power 48,543,900

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 48,543,900

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 19.93%(1)

(14)	Type of Reporting Person IN

(1)  The calculation of this percentage is based on the sum of: (i) 238,041,569 Common Shares outstanding, as reported in Rockwell Diamonds Inc.'s interim financial statements for the three month period ended May 31, 2008; and (ii) includes 5,577,000 Common Shares of which Pala Investments Holdings Limited may acquire beneficial ownership through the exercise of Common Share purchase warrants of the Company.

Item 1. Security and Issuer

        This statement on Schedule 13D (the "Statement") relates to the common shares (the "Common Shares") of Rockwell Diamonds Inc. (the "Company"), a corporation incorporated under the laws of British Columbia, Canada. The Company's principal executive offices are located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6.

Item 2. Identity and Background

        (a) This Statement is being filed jointly pursuant to Rule 13d-(1)(k) by:

    (i)
    Pala Investments Holdings Limited, a corporation incorporated under the laws of Jersey, Channel Islands ("Pala"); and

    (iii)
    Vladimir Iorich ("Iorich").

        Pala and Iorich are hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons previously filed a Schedule 13G with the U.S. Securities and Exchange Commission with respect to the Common Shares on December 19, 2007. Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 1.

        (b) The business address of Pala is 12 Castle Street, St. Helier, Jersey JE2 3RT. The business address of Iorich is Dammstrasse 19, Zug, Switzerland 6300.

        (c) Pala is a U.S.$1.2 billion wealth-strategy investment company with a particular focus on mining and resource companies in both developed and emerging markets. Iorich is the indirect owner of Pala.

        (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

        Information with respect to Pala's directors and executive officers is set forth in Annex A to this Statement and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

        The 42,966,900 Common Shares (not including 5,577,000 Common Shares issuable upon the exercise of Common Share purchase warrants of the Company) reported in this Statement, over which Pala has sole voting and dispositive power, were acquired by Pala at an aggregate cost of Cdn$25.0 million. The funds were provided by working capital of Pala. Should the Offer (as defined below) be accepted, Pala will fund Pala Sub (as defined below) with the funds necessary to pay for the Offer from existing available cash reserves.

Item 4. Purpose of Transaction

        As more fully described in the Take-Over Bid Circular dated September 9, 2008 (the "Circular") of Pala and 0833824 B.C. Ltd. ("Pala Sub"), Pala Sub has offered to purchase all of the Company's outstanding Common Shares at an offer price of Cdn$0.36 per Common Share together with associated rights outstanding under the Company's shareholder rights plan dated April 14, 2008 (the "Offer"). The Circular was filed with the Commission on September 9, 2008 with the Schedule 14D-1F of Pala and Pala Sub.

        The Offer is subject to certain conditions, including, without limitation, there being validly deposited under the Offer and not withdrawn prior to the expiration of the Offer, that number of the Company's Common Shares, which represents as of the time the Offer expires at least 66 2/3% of the Company's Common Shares then outstanding, on a fully-diluted basis, including the Company's Common Shares held at the time the Offer expires by or on behalf of the Offeror, its associates or affiliates.

        If the Offeror takes up and pays for the Company's Common Shares validly deposited under the Offer, the Offeror currently intends to exercise its statutory right to acquire, to the extent permitted, all of the Company's Shares not deposited under the Offer or, if such statutory right of acquisition is not available, the Offeror currently intends to cause a meeting of Shareholders to be called to consider a statutory arrangement, amalgamation, consolidation, corporate reorganization or other transaction that may constitute a "business combination" under MI 61-101 for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Company's Common Shares not deposited under the Offer. The exact timing and details of a compulsory acquisition or subsequent acquisition transaction involving the Company will necessarily depend upon a variety of factors, including the number of the Company's Common Shares acquired pursuant to the Offer.

        The summary of the Circular contained in this Item 4 does not purport to be complete, and is qualified in its entirety by reference to the Circular filed as Exhibit 2, and incorporated herein by reference.

        The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

        Except as set forth above and in the Circular, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

        (a) As of September 8, 2008, Pala owned 48,543,900 Common Shares (including 5,577,000 Common Shares issuable upon the exercise of Common Share purchase warrants of the Company), representing approximately 19.93% of the outstanding Common Shares. This percentage was calculated on the basis of: (i) 238,041,569 Common Shares outstanding, as reported in the Company's interim financial statements for the three month period ended May 31, 2008; and (ii) includes 5,577,000 Common Shares of which Pala may acquire beneficial ownership through the exercise of common share purchase warrants. As of September 8, 2008, Pala Sub did not own any Common Shares or Warrants.

        To the Reporting Persons' knowledge, except as set forth in Annex A to this Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any Common Shares.

        (b) Pala has the sole power to direct the voting and disposition of 48,543,900 Common Shares (including 5,577,000 Common Shares issuable upon the exercise of common share purchase warrants). By virtue of his position as the indirect owner of Pala, Iorich may be deemed to beneficially own the 48,543,900 Common Shares of the Company beneficially owned by Pala.

        (c) Except as disclosed in this Item 5 of this Schedule 13D, neither Pala nor Iorich, nor, to the best knowledge of Pala and Iorich, any of the directors or executive officers of Pala has effected any transaction in the Company's Common Shares in the 60 days prior to the filing of this Schedule 13D.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information in Item 3 and Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1        Joint Filing Agreement dated as of September 8, 2008

Exhibit 2        Take-Over Bid Circular, dated as of September 9, 2008 (incorporated herein by reference to Schedule 14D-1F filed on September 9, 2008)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2008

PALA INVESTMENTS HOLDINGS LIMITED
By:	/s/ SUSAN GARROD Name: Susan Garrod Title: Executive Director
By:	/s/ VLADIMIR IORICH Name: Vladimir Iorich

ANNEX A

        Unless otherwise indicated, the business address of the directors and executive officers of Pala is 12 Castle Street, St. Helier, Jersey JE2 3RT.

        To the knowledge of the Pala and Pala Sub, none of its directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement.

Directors and Executive Officers of Pala

Name	Office Held at Pala	Common Shares Beneficially Owned
Susan Garrod	Director	Nil
David Hopkins	Director	Nil
Keith Mackenzie	Director	Nil

EXHIBIT INDEX

Exhibit 1    Joint Filing Agreement dated as of September 8, 2008

Exhibit 2    Take-Over Bid Circular, dated as of September 9, 2008 (incorporated herein by reference to Schedule 14D-1F filed on September 9, 2008)

 Exhibit 1

Joint Filing Agreement

        The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Rockwell Diamonds Inc. dated September 9, 2008, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

        Dated: September 8, 2008

PALA INVESTMENTS HOLDINGS LIMITED
By:	/s/ SUSAN GARROD Name: Susan Garrod Title: Executive Director
By:	/s/ VLADIMIR IORICH Name: Vladimir Iorich

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  Exhibit 1